

May 12, 2009

<u>**Via Facsimile (888) 329-8274 and U.S. Mail**</u>

Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

Re: **Emulex Corporation**
Soliciting Materials filed pursuant to Rule 14a-12 by Broadcom Corporation and
 Fiji Acquisition Corporation
Filed April 21, 2009
File No. 001-31353

Preliminary Proxy Statement filed by Broadcom Corporation and Fiji Acquisition
 Corporation
Filed May 5, 2009
File No. 001-31353

Schedule TO-T filed May 5, 2009 by Broadcom Corporation and
 Fiji Acquisition Corporation
SEC File No. 005-34050

Dear Mr. King:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>**Soliciting Materials filed pursuant to Rule 14a-12 filed April 21, 2009**</u>

1. Please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule

contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.

2.   Please revise your disclosure in future filings to state that the company and each person referenced is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note:
   - your assertion that the transaction would be accretive to earnings per share in 2010.
   - your assertion that you have a "rich and successful history integrating approximately 40 acquisitions over the last 15 years with a large number of employees from those transactions still with us today."
   - your assertion that the combination with Emulex ". . . is a highly achievable proposal to deliver value to customers and employees of both companies."

Soliciting Materials filed pursuant to Rule 14a-12 filed May 5, 2009

4.   Please provide us support for your disclosure that "Emulex's revenue fell short of analysts' expectations [for the most recent quarter], and the midpoint of Emulex's revenue guidance for the June 2009 quarter implies Emulex is likely to deliver its 6th quarter of sequential decline." Also, provide us support for the revised analyst models and analyst estimates for calendar years 2009 and 2010. Finally, explain how lowered analyst estimates suggest that "Emulex's future standalone opportunities amid increased competition remain highly uncertain."

Preliminary Proxy Statement

General

5.   Please file the offer document, or appropriate excerpts, as soliciting materials.

6.   Given that your solicitation has the ultimate purpose of facilitating your acquisition of Emulex, please tell us what consideration you have given to including pro forma financial statements of the combined company.

Cover Letter

7.   Please revise the fifth paragraph on page 2 to clarify that the submission of a consent to Broadcom does not ensure that security holders will have an "opportunity to accept the

payment for [their] shares" as there are several intermediate events that must occur for that to happen.

8.   Please revise the second paragraph to clarify the timing of the actions Emulex took to "obstruct a potential acquisition, including amending [its] bylaws and adopting a 'poison-pill' rights plan."

About the Tender Offer, page 5

9.   Please revise this section to reflect any revisions made as a result of our comments to the tender offer documents below.

Background of the Solicitation, page 6

10.   Please provide us supplementally with a copy of the complaint filed against Emulex with the Delaware Court of Chancery on April 21, 2009.

11.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertion that your offer price represents an 85% premium to Emulex's enterprise value and a 42% premium to the Median Analyst 12 Month Price Target.

12.   Refer to the first paragraph under the caption "Significant Premium Without Risk" on page 7. Given that Emulex security holders may have acquired Emulex shares at different, and possibly higher prices, than your offer price, please clarify how your April 21 proposal offered "an attractive . . . outcome for their investment."

13.   Refer to the last paragraph under the caption "Significant Premium Without Risk" on page 7. Please disclose the trading multiples and operating cash flow that would allow Emulex security holders to "realize an attractive value now."

Questions and Answers Relating to this Consent Solicitation, page 10

14.   Please include disclosure of the number of consents required to approve each of your proposals.

Additional Information Regarding the Proposals, page 14

15.   To balance the disclosure, please revise each proposal to describe the both the positive and negative effects of each proposal.

Schedule TO-T

Offer to Purchase

Introduction, page 1

16.   The Rights Condition and the Section 203 Condition in this section are subject to a determination of your satisfaction of the conditions based on your sole discretion. Please revise each condition to include a reasonableness standard. The ability of each bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Also apply this comment to any of the conditions in the section "Certain Conditions of the Offer" which are to be determined with respect to "the judgment of Purchaser."

17.   Please revise the condition in caption (vi) to describe the "expected value" of the acquisition or include a cross-reference to a location in the offer document where that disclosure is included.

18.   Please tell us the authority upon which you rely to state that you believe "the [Emulex] Board has a fiduciary duty to approve the Offer and take any action necessary to satisfy the Section 203 Condition, the Rights Condition, the Second-Step Merger Condition and the other conditions to the extent it is within the Board's power to do so . . ." Alternatively, delete the statement.

Certain Information Concerning the Company, page 13

19.   Revise your disclosure in the paragraph "Available Information" to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.++

Certain Information Concerning the Purchaser and Parent, page 16

20.   Please tell us why you need to qualify your disclosure "to the best knowledge of Purchaser." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Certain Conditions of the Offer, page 26

21.   We note the language in the last paragraph in this section that the bidders' "failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where

satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

22.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions